Ohio National Fund, Inc.

One Financial Way

Cincinnati, Ohio 45242

VIA EDGAR CORRESPONDENCE

September 21, 2018

Kathy Churko

U.S. Securities and Exchange Commission

Division of Investment Management

Re: Ohio National Fund, Inc. (the “Fund”)

Dear Ms. Churko:

On August 29, 2018, I, along with other members of the Fund’s financial reporting team, participated in a conference call with you to discuss some specific disclosure items that you wanted to bring to our attention. Our understanding of those comments, and the responses to those comments, have been documented in writing below, as requested.

Financial Highlights / Prospectus Fee Table

Comment.  The Fund’s Financial Highlights and Prospectus Fee Table do not include the phrasing “Performance does not include fees and expenses imposed by a variable annuity contract. Had these fees and expenses been included, performance would have been lower than the returns presented.”

Response.  The Fund will update the Financial Highlights to include the above notation beginning with the Form N-CSR for the year ended December 31, 2018. Those Financial Highlights will also be included in the Fund’s next annual Prospectus update, which will become effective on May 1, 2019. The Fee Table included in the May 1, 2019 Prospectus update will also include this notation, as requested.

Change in Value of $10,000 Charts

Comment.  The disclosures under the Change in Value of $10,000 charts do not specifically include the notation, “Past performance is no guarantee of future results.” Furthermore, there needs to be disclosure regarding the general tax implications of share redemptions.

Response.  The Fund will update the Change in Value of $10,000 disclosures, starting with the Form N-CSR for the year ended December 31, 2018, to state that, “Past performance is no guarantee of future results.” Also, beginning with the Form N-CSR for the year ended December 31, 2018, we will include the statement, “Redemption of fund shares could have tax implications unique to each shareholder”, although redemptions of fund shares would not typically have any tax impact when held within a variable annuity contract.

Fund Performance

Comment.  Three series/classes of the Fund (Omni, Balanced, Risk Managed Balanced Portfolios) were noted as not having the comparative performance using a broad-based security index presented within their respective Management Discussion of Fund Performance (“MDFP”) disclosure. According to guidance on Form N-1A Item 27 (b) (7) (ii) (A), the Portfolios’ blended benchmarks do not meet the criteria for a broad based index and, therefore, should not serve as primary indices.

Response.  Going forward, the MDFP for each of those three balanced strategy Portfolios will present comparisons of a Portfolio’s performance to a broad-based equity index, beginning with the N-CSR for the year ended December 31, 2018. Furthermore, the May 1, 2019 Prospectus update will state that the primary benchmark for each of the Omni and Risk Managed Balanced Portfolios is the S&P 500 Index, and the primary benchmark for the Balanced Portfolio is the S&P Composite 1500 Index. The current blended indices will remain as secondary benchmarks for further comparison.

Schedules of Investments

Comment 1.  Some of the Fund’s short-term instruments do not have disclosure of yield information presented within its Schedules of Investments. Money market fund holdings, specifically, do not include yield information within the security description.

Response.  Starting with the Form N-Q for September 30, 2018, the quarterly Schedules of Investments will include an effective yield for short-term instruments, or a 7-day yield for money market funds, where applicable.

Comment 2.  With respect to the Schedule of Investments for the Bond and Omni Portfolios, there were fixed-rate fixed income securities that converted to variable rate securities at a later date, and the rate disclosed was the rate in effect at December 31, 2017. The footnotes within the Schedule of Investments should make it clear whether the security is currently a variable-rate security, or a fixed-then-variable-rate security, and state the source and spread for the variable rate period.

Response.  The Fund will present this information in its Schedules of Investments, where applicable, starting with the Schedules presented in the September 30, 2018 Form N-Q. Fixed income instruments that are variable-rate securities at period end will remain presented as “(Reference Rate) + (Spread)” with no additional footnote. Fixed income securities that are currently a fixed-rate instrument, but will change to a variable-rate security at a later time, will be presented with the current fixed rate in the rate column, and will also include the security caption “fixed until MM/DD/YYYY, at which point, the rate becomes (Reference Rate) + (Spread)”. A footnote for each fixed-then-variable-rate fixed income security will be added to state that the security is a fixed-then-variable-rate security and that the fixed-rate presented was the rate in effect at the period-end.

Comment 3.  Within the Balanced Portfolio, we noted that there were liquidating trusts held. According to guidance in Regulation S-X 210.12-12 Footnote 8, those instruments may need to be noted as restricted.

Response.  The Fund acknowledges that the liquidating trusts held were restricted securities. Starting with Form N-Q at September 30, 2018, the liquidating trusts will be footnoted as restricted and will include all information under the requirements of Regulation S-X 210.12-12 Footnote 8.

Prospectus – Certain Investments and Related Risks

Comment.  The Schedules of Investments related to the Aggressive Growth and Small Cap Growth Portfolios presented those Portfolios’ exposures to the Information Technology sector as 41.4% and 34.2%, respectively. Due to these large exposures, we recommend the addition of a sector-risk disclosure to the Prospectus update with respect to the Information Technology sector holdings.

Response.  The Fund will add the following sector-risk disclosure for the Aggressive Growth and Small Cap Growth Portfolios in the next annual Prospectus update, which will become effective on May 1, 2019:

“Sector Risk – A certain sector may not perform as well as companies in other sectors or the market as a whole. When a Portfolio concentrates its investments in a sector, it is more susceptible to any adverse economic, business or other developments generally affecting companies in that sector.”

Please contact me at (513) 794-6971 or Todd_Brockman@ohionational.com should you have any questions or wish to discuss these items further.

Sincerely,
/s/ R. Todd Brockman
R. Todd Brockman
Treasurer
Ohio National Fund, Inc.